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                                                                    EXHIBIT 99.A


        In the event that the General Partners decide to honor a request, they will notify the requesting Limited Partner in writing of such fact and will forward to such Limited Partner the documents necessary to effect such repurchase within 60 days following the receipt of the request by the General Partners. The purchase price will be equal to 90% of the estimated fair value of the Interests to be repurchased, as determined by the General Partners by using such methods of valuation as they deem appropriate. The General Partners may consider, among other criteria, the current market value of the Partnership's properties and other assets, less all outstanding Partnership debts and obligations. The General Partners will, as soon as possible following return of such documents from the Limited Partner, repurchase the Interests of the Limited Partner, provided that (i) sufficient amounts are then available in the Repurchase Fund to repurchase all of such Interests and (ii) such documents are returned by the end of the fiscal quarter in which the Limited Partner's request was received by the General Partners ("current quarter"). In the event that items (i) or (ii) above are not met, the General Partners may repurchase a portion of such Interests or defer the repurchase of all such Interests. If the General Partners determine to defer all or a portion of the repurchase of certain Interests, the Limited Partners will be deemed to have priority over subsequent requests for repurchases.

Special Power of Attorney

        Under the Partnership Agreement and Subscription Agreement, each Limited Partner irrevocably appoints the General Partners his attorney-in-fact to make, execute, sign, acknowledge, swear to, deliver, record and file any document or instrument which may be considered necessary or desirable by the General Partners executing the same to carry out fully the provisions of the Partnership Agreement.

Dissolution and Liquidation

        Article XV of the Partnership Agreement provides that the Partnership shall be dissolved and its business wound up upon the earliest to occur of (a) the date of disposition of all assets of the Partnership, (b) the date of the removal, resignation, adjudication of bankruptcy, insolvency or dissolution of a General Partner, unless the Limited Partners elect to continue the business of the Partnership, (c) that date on which Limited Partners holding a majority of Interests vote in favor of dissolution and termination, or (d) January 31, 2020.

        Upon the election by the Limited Partners to continue the business of the Partnership after an event specified in (b) above, the Partnership shall be required to purchase the General Partner's general partnership interest pursuant to Section 12.3 and Section 12.4 of the Partnership Agreement.

        Upon the completion of the liquidation of the Partnership, the General Partners have the authority to execute and record a certificate of cancellation of the Partnership, as well as any and all other documents required to effectuate the dissolution and termination of the Partnership.

                                    GLOSSARY

        As used in this Prospectus, the following definitions of terms are applicable:

                "Affiliate": (i) any person directly or indirectly controlling, controlled by, or under common control with, another person, (ii) a person owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such other person, (iii) any officer, director, partner, general trustee, or any other person acting in a substantially similar capacity of such person, and (iv) if such other person is an officer, director, partner, trustee or holder of 10% or more of the voting securities or beneficial interests of such person, any other entity for which such person acts in any capacity.

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        "Average Annual Unreturned Invested Capital": The total of all the
Limited Partners' Original Invested Capital reduced by the total of all Cash Distributions from Sales or Refinancings (but not below zero) to Limited Partners, as reflected on the Partnership's books and records, weighted on a daily average basis for the period.

        "Cash Distributions from Operations": Distributions of cash receipts from Gross Revenues after (i) operating expenses (without deduction for depreciation), (ii) amounts set aside for reasonable reserves and (iii) payments on the Partnership's other current obligations.

        "Cash Distributions from Sales or Refinancings": Distributions of cash receipts from Net Proceeds from Sales or Refinancings realized by the Partnership from sales or refinancings of the Partnership's properties after
(i) amounts set aside for reasonable reserves and (ii) payments on the Partnership's other current obligations.

        "Closing Date": Such date as designated by the General Partners as the date when the last Interest has been sold by the Partnership, but in no event later than one year after the Registration Statement first became effective.

        "Corporate General Partner": Murray Realty Investors VIII, Inc.

        "Escrow Agent": Mercantile National Bank at Dallas, Dallas, Texas, or its successor.

        "General Partners": Murray Realty Investors VIII, Inc. and Crozier Partners VIII, Ltd.

        "Gross Revenues": All Partnership revenues from whatever source derived, exclusive of revenues from the sale or refinancing of Partnership properties.

        "Initial Closing Date": The date on which subscriptions for the minimum of 3,000 Interests have been accepted by the General Partners.

        "Interest": The limited partnership interest in the Partnership acquired by the payment of 81,000 to the Partnership.

        "Limited Partners": All persons who are admitted to the Partnership as limited partners.

        "Minimum Deadline": This date that is 120 days after the date of this Prospectus, unless extended by the General Partners by up to an additional 90 days.

        "NASAA Guidelines": The guidelines for real estate programs as adopted by the North American Securities Administrators Association as they exist on the date the Partnership's Registration Statement is declared effective by the Securities and Exchange Commission.

        "Net Proceeds from Sales or Refinancings": The net cash realized by the Partnership from sales, refinancings or other dispositions of Partnership properties after the payment of all debts and expenses related to the transactions.

        "Non-corporate General Partner": Crozier Partners VIII, Ltd.

        "Organizational and Offering Expenses": Expenses incurred in connection with the organization of the Partnership and the offering of the Interests (excluding selling commissions), including legal fees, accounting fees, escrow fees, printing costs, filing and qualification fees, reimbursement of expenses (excluding salaries and related salary expenses incurred during the organization of the Partnership) incurred by the General Partners or their Affiliates and other disbursements in connection with the sale and distribution of Interests.

        "Original Invested Capital": An amount equal to $1,000 per Interest.

        "Partner": Any General Partner or Limited Partner.

        "Partnership": The partnership created under the Agreement of Limited Partnership attached as Exhibit A.

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                "Preferred Return": The cumulative preferred return to each
Limited Partner equal to 12% per annum on his Average Annual Unreturned Invested Capital from either Cash Distributions from Operations or Cash Distributions from Sales or Refinancings, or both. Such cumulative preferred return shall be calculated from the beginning of the first full fiscal quarter after such Limited Partner purchased such Interest. A Limited Partner shall be deemed to have purchased an Interest as of the date on which the purchase of such Interest is reflected on the certificate of limited partnership filed with the Secretary of State of Texas.

                "Property Management Fee": The fee payable for property management services.

                "Prospectus": The prospectus contained in the Registration Statement on the date the Registration Statement is declared effective by the Securities and Exchange Commission.

                "Registration Statement": The Partnership's Registration Statement on Form S-11 filed with the Securities and Exchange Commission and as amended from time to time.

                "Repurchase Fund": 25% of the Corporate General Partner's share of Cash Distributions from Operations to be used to repurchase Limited Partner Interests under certain circumstances.

                                  THE OFFERING

        Subject to the conditions set forth in this Prospectus and in accordance with the terms and conditions of the Partnership Agreement, the Partnership offers through the Dealer Manager a maximum of 30,000 Interests priced at $1,000 per Interest. Except for investors in certain states that have imposed higher purchase requirements as set forth in the Subscription Agreement, a form of which is included as Exhibit B, the minimum subscription for an Individual Retirement Account is two Interests. The minimum subscription for other investors is five Interests.

        The Interests are being offered on a "best efforts" basis through Murray Securities Corporation (the "Dealer Manager"), an Affiliate of the General Partners. As compensation for its services in soliciting and obtaining subscribers for the purchase of the Interests, the Partnership has agreed to pay the Dealer Manager a commission of up to a maximum of 8 1/2% of the gross proceeds on all sales made directly by it or by other dealers in accordance with the following schedule:

       Amount of Investment
----------------------------------                      Commission
   From                     To                             Rate
----------              ----------                      ----------
$  2,000                $   25,000....................     8 1/2%
  26,000                   100,000....................     7 1/2%
 101,000                   250,000....................     6 1/2%
 251,000                   500,000....................     5 1/2%
 501,000                 1,000,000....................     4 1/2%
 over $1,000,000......................................     2 1/2%

        Subscriptions may be combined for the purpose of determining the total commissions payable in the case of subscriptions made by any investor who, subsequent to his initial purchase of Interests, subscribes for the purchase of additional Interests. Any request to combine subscriptions will be subject to verification by the General Partners that all of such subscriptions were made by a single investor. In such an event, the commission payable with respect to the initial purchase of Interests will be computed using the commission schedule set forth above. The commission payable with respect to any subsequent purchase of Interests will equal the commission that would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously, less the commissions that previously have been paid with respect to all prior purchases of Interests by such an investor. The difference between 8.5% of the gross proceeds from the sale of Interests and the amount payable to the Dealer Manager with respect to such sale will be reimbursed to the Limited Partner as soon as possible after his admission to the Partnership.

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